September 12, 2025

Shang Ju Lin
Chief Executive Officer
Miluna Acquisition Corp
12F, No. 43, Sec. 4
Cheng Kong Road
Taipei, Taiwan

       Re: Miluna Acquisition Corp
           Registration Statement on Form S-1
           Filed September 2, 2025
           File No. 333-289973
Dear Shang Ju Lin:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 20, 2025 letter.

Registration Statement on Form S-1
Cover Page

1. We acknowledge your response to prior comment 4. In this regard, we note that your response letter dated August 29, 2025 advises that ARC Group Limited has received
       $100,000 compensation in cash for its services and will receive a further $100,000 compensation in cash for its services upon the successful completion of the offering, and that the prospectus has been revised accordingly in numerous places throughout.
       However, the cover page states that ARC Group Limited has received
$200,000
       compensation in cash for its services and will receive a further
$100,000
       compensation in cash for its services upon the successful completion of the offering.
       Please reconcile these figures, or otherwise advise.
 September 12, 2025
Page 2

Prospectus Summary
General, page 3

2. Please revise your disclosure on page 4 indicating that that Mr. Lin currently serves as
       LBKX's chief executive officer and director to clarify whether Mr. Lin is intended to refer to Mr. Shang Ju Lin or Mr. Ya Lu Lin. We note your disclosure on page 6 indicates that Mr. Shang Ju Lin currently serves as a director and chief executive officer of BroluoC Acquisition Corp, but we also not that the registration statement publicly filed by BoluoC Acquisition Corp on August 8, 2025 identified Ya Lu Lin as the Chief Executive Officer.
Risk Factors
Our warrant agreement will provide a choice-of-forum provision..., page 49

3. We note the revisions made in response to comment 12. However, your risk factor disclosure does not appear consistent with Section 9.3 of the Warrant Agreement.
       Note that Section 9.3 provides for concurrent federal and state jurisdiction for claims arising under the Securities Act, but indicates that the provision excludes claims arising under the Exchange Act or any other claim for which federal courts are the sole and exclusive forum. Your risk factor discussion indicates that the warrant agreement provision providing for concurrent jurisdiction does not apply to causes of action brought under the Securities Act or the Exchange Act. Please reconcile these disclosures, as well as your risk factor disclosure indicating there is uncertainty related to the enforceability of the provision with respect to Securities Act claims because Section 22 of the Securities Act provides for concurrent jurisdiction.
"The nominal purchase price paid by our sponsor...", page 64

4. We acknowledge your response to prior comment 13. In this regard, please revise the footnotes to the table to provide a clear understanding of the factors that are include in the calculations of the Initial implied value per public share and the Implied value per share upon consummation of initial business combination.
Dilution, page 97

5. In the tables depicting the pro forma net tangible book value (NTBV) per share after this offering for each of the redemption scenarios on pages 99 and 100, there appears to be calculation errors as the sum of the amounts in the columns presented for the denominator do not equal the total presented. Please revise.

       In addition, please include disclosure, similar to that provided in your response to prior comment 13, that describes the key assumptions used to calculate NTBV per share, such as "working capital immediately after IPO."
 September 12, 2025
Page 3

       Please contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Suzanne Hayes at 202-
551-3675 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Sally Yin